UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                         Mission Resources Corporation
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   605109107
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                                (CUSIP Number)


                               February 25, 2004
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]     Rule 13d-1(b)

     [ X ]     Rule 13d-1(c)

     [   ]     Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 605109107
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1.         Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Stellar Funding, Ltd.

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2.         Check the Appropriate Box if a Member of a Group
                                                                (a) [ ]
                                                                (b) [x]
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3.         SEC Use Only

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4.         Citizenship or Place of Organization

           Cayman Islands
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                        5.      Sole Voting Power
    Number of
                                N/A
     Shares             -------------------------------------------------------

  Beneficially          6.      Shared Voting Power

 Owned by Each                  6,250,000
                        -------------------------------------------------------
  Reporting             7.      Sole Dispositive Power

 Person with:                   N/A
                        -------------------------------------------------------
                        8.      Shared Dispositive Power

                                6,250,000
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9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           6,250,000
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10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [   ]
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11.        Percent of Class Represented by Amount in Row (9)

           15.4%
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12.        Type of Reporting Person

           OO

                                 SCHEDULE 13G

CUSIP NO. 605109107
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1.         Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Guggenheim Investment Management, LLC
           IRS # 36-4475884
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2.         Check the Appropriate Box if a Member of a Group
                                                                (a) [ ]
                                                                (b) [x]
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3.         SEC Use Only

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4.         Citizenship or Place of Organization

           Delaware
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                        5.      Sole Voting Power
    Number of
                                N/A
     Shares             -------------------------------------------------------

  Beneficially          6.      Shared Voting Power

 Owned by Each                  6,250,000
                        -------------------------------------------------------
  Reporting             7.      Sole Dispositive Power

 Person with:                   N/A
                        -------------------------------------------------------
                        8.      Shared Dispositive Power

                                6,250,000
-------------------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           6,250,000
-------------------------------------------------------------------------------
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [   ]
-------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)

           15.4%
-------------------------------------------------------------------------------
12.        Type of Reporting Person

           OO

                                 SCHEDULE 13G

CUSIP NO. 605109107
-------------------------------------------------------------------------------
1.         Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Guggenheim Capital, LLC
-------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------
4.         Citizenship or Place of Organization

           Delaware
-------------------------------------------------------------------------------
                        5.      Sole Voting Power
    Number of
                                N/A
     Shares             -------------------------------------------------------

  Beneficially          6.      Shared Voting Power

 Owned by Each                  6,250,000
                        -------------------------------------------------------
  Reporting             7.      Sole Dispositive Power

 Person with:                   N/A
                        -------------------------------------------------------
                        8.      Shared Dispositive Power

                                6,250,000
-------------------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           6,250,000
-------------------------------------------------------------------------------
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [   ]
-------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)

           15.4%
-------------------------------------------------------------------------------
12.        Type of Reporting Person

           OO

Item 1(a).        Name of Issuer

                  Mission Resources Corporation ("Mission").

  Item 1(b).      Address of Issuer's Principal Executive Offices

                  1331 Lamar
                  Suite 1455
                  Houston, Texas 77010-3039

Item 2(a).        Name of Person Filing

                  This Amendment No.1 to Schedule 13G is being filed by the following persons (the "Reporting Persons"):

                  (i)   Stellar Funding, Ltd. ("Stellar")

                  (ii)  Guggenheim Investment Management, LLC ("GIM")

                  (iii) Guggenheim Capital, LLC ("GC").

                  This Amendment amends and restates the Schedule 13G filed by Stellar and GIM on March 8, 2004.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  Stellar:
                  c/o Guggenheim Investment Management, LLC
                  135 E. 57th Street
                  New York, New York 10022

                  GIM:
                  Guggenheim Investment Management, LLC
                  135 E. 57th Street
                  New York, New York 10022

                  GC:
                  Guggenheim Capital, LLC
                  227 West Monroe Street, Suite 4000
                  Chicago, Illinois 60606

Item 2(c).        Citizenship

                  Stellar: a Cayman Islands exempted company

                  GIM:     a Delaware limited liability company

                  GC:      a Delaware limited liability company

Item 2(d).        Title of Class of Securities

                  This Amendment No.1 to Schedule 13G is being filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mission. The Reporting Persons' percentage ownership is based on 40,581,303 shares of Common Stock outstanding.

Item 2(e).        CUSIP Number

                  605109107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  n/a

Item 4.           Ownership

                  The 6,250,000 shares of Common Stock reported on herein are owned by Stellar, a private investment vehicle managed by GIM. Stellar has contractually delegated to GIM all investment and voting power over the Common Stock owned by Stellar. Therefore, GIM may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the 6,250,000 shares of Common Stock owned by Stellar.

                  As a result of a memorandum signed by Stellar and GC which contemplates a sale of a portion of the shares owned by Stellar to GC, GC may be considered part of a group with Stellar. Accordingly, GC may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, beneficial owner of the 6,250,000 shares of Common Stock owned by Stellar.

                  GIM is a wholly owned subsidiary of GC. GC, for purposes of the federal securities laws, may be deemed ultimately to control GIM. GC, its executive officers and directors, and its direct and indirect subsidiaries, may beneficially own shares of Common Stock and such shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No.34-39538 (January 12, 1998), and due to the separate management and independent operation of GIM, GC disclaims beneficial ownership of Common Stock beneficially owned by the Reporting Persons by reason of its ownership of GIM.

                  Each Reporting Person disclaims beneficial ownership of shares of Common Stock owned by the other Reporting Persons.

                  (a)   Amount beneficially owned:

                        See Item 5-8 of the Cover Pages

                  (b)   Percent of Class:
                        See Item 11 on the Cover Pages

                  (c)   Number of shares as to which such person has:
                        (i)    Sole power to vote or to direct the vote

                               See Item 5 of Cover Page

                        (ii)   Shared power to vote or to direct the vote

                               See Item 6 of Cover Pages

                       (iii)   Sole power to dispose or to direct the
                               disposition of

                               See Item 7 of Cover Pages

                        (iv) Shared power to dispose or to direct the disposition of

                               See Item 8 of Cover Pages

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   STELLAR FUNDING, LTD.


                                   By:  Guggenheim Investment Management, LLC


April 22, 2004                     /s/ Todd S. Boehly
                                   --------------------------------------------
                                   Name:  Todd S. Boehly
                                   Title: Managing Director



                                   GUGGENHEIM INVESTMENT
                                   MANAGEMENT, LLC


April 22, 2004                     /s/ Todd S. Boehly
                                   --------------------------------------------
                                   Name:  Todd S. Boehly
                                   Title: Managing Director


                                   GUGGENHEIM CAPITAL, LLC


April 22, 2004                     /s/ Dominic Curcio
                                   --------------------------------------------
                                   Name:  Dominic Curcio
                                   Title: Managing Director

                                                       EXHIBIT 1


                       AGREEMENT REGARDING JOINT FILING

          The undersigned, Stellar Funding, Ltd., a Cayman Island exempted company, Guggenheim Investment Management, LLC, a Delaware limited liability company, and Guggenheim Capital, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by the Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:   April 22, 2004

                                    STELLAR FUNDING, LTD.


                                    By:  Guggenheim Investment Management, LLC


April 22, 2004                      /s/ Todd S. Boehly
                                    -------------------------------------------
                                    Name:  Todd S. Boehly
                                    Title: Managing Director


                                    GUGGENHEIM INVESTMENT
                                    MANAGEMENT, LLC


April 22, 2004                     /s/ Todd S. Boehly
                                   --------------------------------------------
                                   Name:  Todd S. Boehly
                                   Title: Managing Director


                                   GUGGENHEIM CAPITAL, LLC


April 22, 2004                     /s/ Dominic Curcio
                                   --------------------------------------------
                                   Name:  Dominic Curcio
                                   Title: Managing Director